GRYPHON GOLD CORPORATION

Suite 810-1130 W. Pender St.

Vancouver, BC Canada V6E 4A4

March 21, 2008

George K. Schuler

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Natural Resources

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549-7010

Re:	Gryphon Gold Corporation

Form 10-KSB for the Fiscal Year Ended March 31, 2007

Filed June 21, 2007

File No. 333-127635

Ladies and Gentlemen:

On behalf of Gryphon Gold Corporation (the “Company”), we hereby respectfully submit this response to comments made by the Securities and Exchange Commission (“SEC”) on March 6, 2008, in regard to the Form 10-KSB for the fiscal year ending March 31, 2007 filed by the Company on June 21, 2007 (File No. 333-127635).

General

SEC Comment No. 1:

We note your web site contains disclosure about adjacent or other properties on which your company has no right to explore or mine, it would be helpful for you to include the following cautionary language along with such information:

“This web site contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC’s mining guidelines generally prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.”

Please indicate the location of this disclaimer in your response.

Company Response:

The Company will add this disclaimer to its website.

SEC Comment No. 2:

We note that your website and some press releases refer to or use the terms “measured,” “indicated,” and “inferred,” resources. If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, accompany such disclosure with the following cautionary language, in bold type:

Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines generally prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-KSB which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml .

Please indicate the location of this disclaimer in your response.

Company Response:

The Company will add the requested cautionary language to its website.

History and Background of Company, Page 6

Sulfide gold Mineralization, Page 26

SEC Comment No. 3:

The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. Please do not include resource estimates in your filing.

Company Response:

The Company is a reporting issuer in Canada and its common stock is quoted on the Toronto Stock Exchange (“TSX”) under the symbol “GGN”. The TSX is the Company’s primary trading market and consisted of approximately 68.9% of the Company’s trading volume in 2007. The Company is required by Canadian law and the securities commissions in Canada to disclose mineralization estimates in accordance with Canadian Institute of Mining, Metallurgy and Petroleum Standards, which definitions have been adopted by Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). Terms in NI-43-101 and terms such as “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are required to be disclosed by the Company in its annual report and in other filings to comply with the Company’s reporting obligations in Canada. The disclosure is mandated by Canadian law and the Company has no discretion to omit this disclosure.

Instruction number 3 to paragraph (b)(5) of Industry Guide 7 indicates that “[e]stimates other than proved (measured) or probable (indicated) reserves, and any estimated values of such reserves shall not be disclosed unless such information is required to be disclosed by foreign or state law ...” (emphasis added).

Since the Company is required by foreign law to use terms other than proven or probable reserves in its SEC documents it believes that, in accordance with instruction number 3 to paragraph (b)(5), no revisions to the Form 10-KSB are necessary in order to comply with Industry Guide 7.

In addition, pursuant to Regulation FD promulgated by the SEC, whenever an issuer intentionally discloses any material nonpublic information regarding that issuer or its securities to any person who is a holder of the issuer’s securities, under circumstances in which it is reasonably foreseeable that the person will purchase or sell the issuer’s securities on the basis of the information, the issuer is required to make public disclosure of that information simultaneously. Therefore, the disclosure of terms other than proven or probable reserves by the Company in its Canadian filings, and the failure of the Company to disclose such information in its United States filings, could be deemed to be a violation of Regulation FD.

Finally, SEC disclosure principles under Rule 10b-5 of the Securities Exchange Act of 1934, as amended, require issuers to ensure that its disclosure is does not contain any untrue statement of a material fact or to omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading. Requiring the Company to utilize different disclosure in the United States and Canada would be confusing, could be deemed to be misleading and would cause a disadvantage to readers in both the United States and Canada.

Borealis Property Description and Location, Page 17

SEC Comment No. 4:

Please be sure in include a small-scale map showing the location and access to each of your material properties, as suggested in paragraph (b)(2) to Industry Guide 7. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe that maps and drawings having the following features would be beneficial:

•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.
•	A graphical bar scale or representations of scale, such as “one inch equals one mile,” may be utilized if the original scale of the map has not been altered.
•	A north arrow.
•	An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.
•	A title of the map or drawing, and the date on which it was drawn.
•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Company Response:

The Company proposes to include the following small-scale location map and other illustrations containing the features requested above in future filings beginning with its annual report on Form 10-K for the year ending March 31, 2008, which is expected to be filed on or before June 30, 2008.

(Source: A. Noble, Ore Reserves Engineering, Technical Report, 2005)

(Source: A. Noble, Ore Reserves Engineering, Technical Report, 2005; Gryphon Gold, 2005)

Terms and Notice, Page 32

Previous Mining Operations - Sampling, analysis, Quality Control and Security, page 33

SEC Comment No. 5:

We note you refer to parts per billion, when reporting the results of sampling and chemical analyses. Please ensure you address each of the following points regarding mineralization of existing or potential economic significance on your property when preparing your discussion:

•	Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.
•	Eliminate all analyses from “grab” or “dump” samples, unless the sample is of a substantial and disclosed weight.
•	Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

•	Eliminate grades disclosed as “up to” or “as high as” or “ranging from.”
•	Eliminate statements containing grade and/or sample-width ranges.
•	Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.
•	Generally, use tables to improve readability of sample and drilling data.
•	Soil samples may be disclosed as a weighted average value over an area.
•	Refrain from reporting single soil sample values.
•	Convert all ppb quantities to ppm quantities for disclosure.
•	Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please submit the disclosures you would propose to include in future filings to comply with this guidance as well as the proceeding comments.

Company Response:

The Company will address the points above when completing future SEC filings beginning with its annual report on Form 10-K for the year ending March 31, 2008, which is expected to be filed on or before June 30, 2008.

Closing Response

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our legal counsel, Kenneth G. Sam of Dorsey & Whitney, LLP, at 303-629-3445 with any questions regarding this request.

Very truly yours,

GRYPHON GOLD CORPORATION

/s/ Michael Longinotti

Michael Longinotti

Chief Financial Officer